

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via E-mail
Robert C. Laufer
Chief Financial Officer
Stratus Technologies Bermuda Holdings Ltd.
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda

> Re: **Stratus Technologies Bermuda Holdings Ltd.**
> **Form 20-F for the Fiscal Year Ended February 26, 2012**
> **Filed May 21, 2012**
> **File No. 333-171863**

Dear Mr. Laufer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief